                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                  Three Months Ended           Six Months Ended
                                 December 31, December 31,  December 31, December 31,
                                     1993         1992          1993         1992

                                         (In thousands, except share data)

Weighted average common
  and common equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     114,349      111,311       114,527     111,295
    Average Common Stock
     equivalents:
      Common Stock issuable
       under employee
       benefit plans                   1,029          975         1,095         997
      Common Stock issuable
       assuming conversion
       of CAP Units                    8,224        8,402         8,224       9,204
Total weighted average
 common and common
 equivalent shares
 outstanding                         123,602      120,688       123,846     121,496

Net income                          $134,813     $ 64,294      $239,116    $127,250

Adjustable Rate Cumulative
  Preferred Stock dividend
  requirements                        (6,420)        (698)      (11,957)     (1,409)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         1,921         (766)        3,063       4,315

Adjusted net income                 $130,314     $ 62,830      $230,222    $130,156

Earnings per share                  $   1.05     $    .52      $   1.86    $   1.07

